Exhibit 99.2

TAL EDUCATION GROUP

(Incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: TAL)

NOTICE OF ANNUAL GENERAL MEETING

to be held on November 29, 2023

(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that an annual general meeting (the “AGM”) of TAL Education Group (the “Company”) will be held at F/4, Tower B, Heying Center, Xiaoying West Street, Haidian District, Beijing, PRC at 11:00 a.m. (Beijing time) on November 29, 2023. No proposal will be submitted for shareholder approval at the AGM. Instead, the AGM will serve as an open forum for shareholders to discuss Company affairs with management. The chairman of the AGM will conduct and lead the AGM and may accept questions from shareholders at his sole and absolute discretion.

The board of directors of the Company has fixed the close of business on November 24, 2023 (Eastern Daylight Time) as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and attend the AGM or any adjournment or postponement thereof.

Holders of record of our common shares, par value US$0.001 per share (the “Common Shares”), at the close of business on the Record Date are entitled to attend the AGM and any adjournment or postponement thereof in person.

Holders of the Common Shares may obtain a copy of the Company’s annual report on Form 20-F, free of charge, from the Company’s website at http://en.100tal.com/investor, from the website of the U.S. Securities and Exchange Commission at http://www.sec.gov, or by contacting TAL Education Group, F/4, Tower B, Heying Center, Xiaoying West Street, Haidian District, Beijing 100080, PRC, Telephone: +86 10-5292-6669, Email: ir@tal.com.

By Order of the Board of Directors,
TAL Education Group